SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



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                                  SCHEDULE 13D



                    Under the Securities Exchange Act of 1934

                                (AMENDMENT NO. 1)



                             BERG ELECTRONICS CORP.
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                                (Name of Issuer)



                          COMMON STOCK, $0.01 PAR VALUE
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                         (Title of Class of Securities)


                                   08372 L 10
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                                 (CUSIP Number)


                                  John R. Muse
                         200 Crescent Court, Suite 1600
                               Dallas, Texas 75201
                                 (214) 740-7300
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                  (Name, address and telephone number of person
                authorized to receive notices and communications)



                                 August 27, 1998
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             (Date of event which requires filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box.







                            (Continued on following pages)


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        CUSIP No. 08372 L 10                  13D                       Page 2
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1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Mr. John R. Muse
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2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                      (a) [ ]
                                                                      (b) [X]

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3       SEC USE ONLY

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4       SOURCE OF FUNDS
           N/A
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5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
        REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)                            [ ]

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6       CITIZENSHIP OR PLACE OF ORGANIZATION

        United States
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                                 7       SOLE VOTING POWER
           NUMBER OF
            SHARES                       0
         BENEFICIALLY
           OWNED BY
             EACH
           REPORTING
            PERSON
             WITH
                                -------------------------------------------------------------
                                 8       SHARED VOTING POWER

                                         2,006,496
                                -------------------------------------------------------------
                                 9       SOLE DISPOSITIVE POWER

                                         1,721,496
                                -------------------------------------------------------------
                                 10      SHARED DISPOSITIVE POWER

                                         285,000
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11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        2,006,496
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12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
        EXCLUDES CERTAIN SHARES                                           [ ]

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13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

        5.1%
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14      TYPE OF REPORTING PERSON

        IN
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        * The reporting person expressly disclaims (i) the existence of any group and (ii) beneficial ownership with respect to any shares other than the shares owned of record by such reporting person. See Item 5.

   This Amendment No. 1 to Schedule 13D (this "Amendment") amends and supplements the Statement on Schedule 13D initially filed with the Securities and Exchange Commission on or about February 5, 1998 (the "Schedule 13D"), by John R. Muse, with respect to the Common Stock, $0.01 par value per share, of Berg Electronics Corp. (the "Company"). Unless otherwise indicated, capitalized terms used herein shall have the respective meanings given such terms in the
Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF ISSUER

   (a) Mr. Muse may be deemed to beneficially own in the aggregate 2,006,496 shares of the Common Stock of the Company, representing approximately 5.1% of the outstanding shares of Common Stock. Mr. Muse has shared voting power with respect to all of such shares, sole dispositive power with respect to 1,721,496 of such shares and shared dispositive power with respect to 285,000 of such shares.

   (b) Of the 2,006,496 shares of Common Stock for which Mr. Muse has shared voting power, 1,721,496 shares are held of record by Mr. Muse and 285,000 shares are held of record by JRM Interim Investors, L.P. ("JRM Investors"), a limited partnership whose general partner is JRM Management Company, LLC, a limited liability company of which Mr. Muse is the sole member. Of the 1,721,496 shares of Common Stock for which Mr. Muse has sole dispositive power, all of such shares are owned of record by Mr. Muse. Of the 285,000 shares of Common Stock for which Mr. Muse has shared dispositive power, all of such shares are owned of record by JRM Investors.

   (c) On July 21, 1998, Mr. Muse made a gift of 1,250 shares of Common Stock to a charitable foundation. On August 26, 1998, Mr. Muse made a capital contribution of 285,000 shares of Common Stock to JRM Investors.

   (d) The right to receive dividends on, and proceeds from the sale of, the shares of Common Stock held of record by JRM Investors described in paragraph
(b) above is governed by the limited partnership agreement of such entity, and such dividends or proceeds may be distributed with respect to the general and limited partnership interests in accordance with such limited partnership agreement.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SECURITIES OF THE ISSUER

   On August 27, 1998, the Company, Framatome Connectors International S.A. ("FCI") and Berg Acquisition Co. (f/k/a Bravo Acquisition Co.) ("Acquisition") entered into an Agreement and Plan of Merger (the "Merger Agreement") pursuant to which (i) Acquisition would commence a tender offer (the "Offer") for all of the issued and outstanding shares of capital stock of the Company and (ii) Acquisition would be merged (the "Merger") with and into the Company. Concurrently with the execution and delivery of the Merger Agreement, Acquisition and certain stockholders of the Company entered into a Stockholders Agreement (the "Stockholders Agreement") pursuant to which Mr. Muse and JRM Investors agreed, subject to the terms and conditions thereof, to vote all shares of Common Stock covered by this Amendment for which Mr. Muse and JRM Investors may be deemed to have beneficial ownership (i) in favor of the approval of the Merger Agreement, the Merger and all agreements related to the Merger and any actions related thereto and (ii) against any (a) Acquisition Proposal (as defined in the Merger Agreement), (b) reorganization, recapitalization, liquidation or winding up of the Company or any other extraordinary transaction involving the Company, (c) corporate action the consummation of which would frustrate the purposes, or prevent or delay the consummation, of the transactions contemplated by the Merger Agreement or (d) other matter relating to, or in connection with, any of the foregoing matters. Furthermore, Mr. Muse and JRM Investors agreed, subject to the terms and conditions contained in the Stockholders Agreement and in accordance with the terms of the Offer, to tender and not withdraw, upon the request of Acquisition, the shares of Common Stock covered by this Amendment for which Mr. Muse and JRM Investors may be deemed to have beneficial ownership.

   In addition, in order to effect the agreements contained in the Stockholders Agreement, Mr. Muse and JRM Investors each granted an irrevocable proxy with respect to the shares of Common Stock covered by this Amendment to Acquisition for the limited purpose of voting such shares of Common Stock as set forth above.

   The descriptions of the Merger Agreement and the Stockholders Agreement contained herein are qualified in their entirety by reference to the applicable agreement, which agreements are filed herewith as Exhibits 99(a) and 99(b), respectively, and are hereby incorporated by reference herein.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

   99(a) Agreement and Plan of Merger, dated as of August 27, 1998, among the Company, Acquisition and FCI.

   99(b) Stockholders Agreement, dated as of August 27, 1998, among Acquisition and the stockholders of the Company party thereto.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                 JOHN R. MUSE



    September 11, 1998           By:   /s/ Michael D. Salim
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     Date                              Michael D. Salim
                                       Attorney-in-Fact

                                  EXHIBIT INDEX
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   Name of Exhibit
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   99(a) Agreement and Plan of Merger, dated as of August 27, 1998, among the Company, Acquisition and FCI.

   99(b) Stockholders Agreement, dated as of August 27, 1998, among Acquisition and the stockholders of the Company party thereto.